AAC Holdings, Inc.

115 East Park Drive, Second Floor

Brentwood, Tennessee 37027

November 18, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4041

Attention: Mr. Larry Spirgel

Re:	AAC Holdings, Inc.
Registration Statement on Form S-3
File No. 333-207939

Dear Mr. Spirgel:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, AAC Holdings, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the above-referenced Registration Statement to 4:30 p.m. Eastern Time on November 20, 2015, or as soon thereafter as is practicable.

In addition, at the request of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), the Registrant acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jay H. Knight at Bass, Berry & Sims PLC at (615) 742-7756 with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Sincerely,

AAC Holdings, Inc.

By:	/s/ Michael T. Cartwright
Name:	Michael T. Cartwright
Title:	Chairman and Chief Executive Officer